Exhibit 99.2

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Annual General Meeting of Shareholders

to be held on June 10, 2026

You are receiving this notification as First Majestic Silver Corp. (“First Majestic,” the “Company”, “we”, “us” or “our”) is using the notice and access model (“Notice and Access”) for the delivery of meeting materials to our shareholders for the annual general meeting of our shareholders that will be held on Wednesday, June 10, 2026 (the “Meeting”).

Under Notice and Access, instead of receiving printed copies of the Company’s management information circular (the “Information Circular”) for the Meeting and, if requested, the audited consolidated financial statements of the Company for the year ended December 31, 2025 and management’s discussion and analysis thereon (collectively with the Information Circular, the “Meeting Materials”), our shareholders are receiving this notification containing information on how to access the Meeting Materials electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.

First Majestic uses Notice and Access as an alternative means of delivery of the Meeting Materials to our shareholders in a more environmentally friendly and sustainable way that helps reduce paper usage and our carbon footprint, and that reduces our printing and mailing costs.

First Majestic has retained the Laurel Hill Advisory Group (“Laurel Hill”) to assist in the solicitation of proxies for the Meeting. Shareholders may contact Laurel Hill for assistance with voting or obtaining a control number by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America, please text “INFO” to either number), or by email at assistance@laurelhill.com.

Meeting Date and Location:

When:	Wednesday, June 10, 2026	Where:	Bennett Jones LLP
	10:00 a.m. (Vancouver time)		Suite 2500 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

925 West Georgia Street, Suite 1800, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

Business of the Meeting:

1.

Financial Statements: Receive our audited consolidated annual financial statements for the financial year ended December 31, 2025 and the auditor’s report on those statements (see the section entitled “Part Two: Business of the Meeting – Receiving the Audited Consolidated Financial Statements” on page 9 of the Information Circular).

2.

Set the Number of Directors and Elect our Directors: Set the number of directors at six and elect six directors to our Board to hold office for the ensuing year (see the sections entitled “Part Two: Business of the Meeting – Setting the Number of Directors” and “Part Two: Business of the Meeting – Election of Directors”, both on page 9 of the Information Circular).

3.

Appoint our Auditor: Re-appoint Deloitte LLP, Independent Registered Public Accounting Firm, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay (see the section entitled “Part Two: Business of the Meeting – Appointment of Auditor” on page 18 of the Information Circular).

4.

Advisory Resolution on Executive Compensation: Vote on an advisory resolution with respect to First Majestic’s approach to executive compensation (see the section entitled “Part Two: Business of the Meeting – Advisory Vote on Executive Compensation” on page 19 of the Information Circular).

5.

Approve Unallocated Entitlements & Ratify Awards Granted Under LTIP: Approve the unallocated entitlements under the Company’s long-term incentive plan (the “LTIP”) and ratify grants of Awards (as defined in the LTIP) that have been made since May 26, 2025 (see the section entitled “Part Two: Business of the Meeting – Approval of Unallocated Entitlements and Ratification of Awards Granted under LTIP” on page 20 of the Information Circular).

6.

Conduct such other business properly brought before the Meeting or any adjournment or postponement of the Meeting (see the section entitled “Part Two: Business of the Meeting – Other Business” on page 22 of the Information Circular).

First Majestic reminds shareholders that it is important that they review the Information Circular before voting their shares. See the remainder of this notice for instructions on how to view the Information Circular, and how to vote.

Accessing the Meeting Materials Online

Shareholders can view the Meeting Materials online under our SEDAR+ profile at www.sedarplus.ca, or on our website at www.firstmajestic.com/investors/agm-materials.

925 West Georgia Street, Suite 1800, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

How to Request Printed Meeting Materials

Requests for paper copies of the Meeting Materials must be received by May 27, 2026 in order to receive the materials in advance of the proxy deposit deadline for the Meeting. Shareholders who wish to receive paper copies of the Meeting Materials may request these from the Company by calling toll-free 1-866-529-2807. Meeting Materials will be sent to shareholders within three business days of their request if such requests are made before the Meeting. Shareholders with existing instructions on their account to receive a paper copies will receive a paper copy of the Meeting Materials with this notification.

In addition, shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them for up to one year from the date the Information Circular was filed on SEDAR+. These requests should be made by email to info@firstmajestic.com, or by contacting the General Counsel & Corporate Secretary at 1-866-529-2807 (toll-free). Meeting Materials will be sent to shareholders within ten calendar days of their request if such requests are made after the Meeting.

Voting

This notice is accompanied by either a form of proxy (for registered shareholders) or a voting instruction form (for non-registered shareholders).

Registered shareholders are asked to return their proxies using the following methods by 10:00 a.m. (Vancouver time) on Monday, June 8, 2026 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting:

INTERNET:	www.investorvote.com Follow the instructions using the 15-digit control number noted on your proxy.	MAIL:	Computershare Investor Services Inc. Attention: Proxy Department 320 Bay Street, 14th Floor Toronto, Ontario M5H 4A6

TELEPHONE:	1.866.732.8683 (North America) 1.312.588.4290 (if outside North America) You will need the 15-digit control number noted on your proxy.

Non-registered shareholders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your voting instruction form:

925 West Georgia Street, Suite 1800, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

CANADA		UNITED STATES

INTERNET:	www.proxyvote.com Follow the instructions using the 16-digit control number from your voting instruction form.	INTERNET:	www.proxyvote.com Follow the instructions using the 16-digit control number from your voting instruction form.

TELEPHONE:	1.800.474.7493 (for English) 1.800.474.7501 (for French) You will need the 16-digit control number noted on your voting instruction form.	TELEPHONE:	1.800.454.8683 You will need the 16-digit control number noted on your voting instruction form.

MAIL:	Data Processing Centre P.O. Box 3700, STN Industrial Park Markham, Ontario L3R 9Z9 Canada	MAIL:	Proxy Services P.O. Box 9104 Farmingdale, New York 11735-9533, USA

Your vote is important, regardless of the number of First Majestic shares you own.

Any shareholder who has questions, or who needs assistance with voting their shares or obtaining their control number should contact Laurel Hill, the Company’s proxy solicitation agent for the Meeting, by telephone at 1-877-452-7184 (toll-free in North America) or 416-304-0211 (text and call enabled outside North America, please text “INFO” to either number), or by email at assistance@laurelhill.com.

QUESTIONS

If you are a shareholder and you have questions regarding Notice and Access, you may contact the Company’s General Counsel & Corporate Secretary at 1-866-529-2807 (toll-free) or by e-mail to info@firstmajestic.com.

Dated at Vancouver, British Columbia this 24th day of April, 2026.

BY ORDER OF THE BOARD OF DIRECTORS.

(signed) “Keith Neumeyer”

Keith Neumeyer

Chief Executive Officer and Director

925 West Georgia Street, Suite 1800, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com